Pacific Select Fund NSAR 06-30-07
SPECIAL MEETINGS OF SHAREHOLDERS
(Unaudited)



In accordance with Rule 30e-1(b), under the Investment Company Act of 1940, Pacific Select Fund (the "Fund") is required to furnish certain information regarding any matters submitted to a vote of the Fund's shareholders during the period covered by this report.

Shareholders of record on January 19, 2007 representing 7,737,197.14 shares of the Capital Opportunities Portfolio and 8,947,615.36 shares of the Concentrated Growth Portfolio were separately notified that a Special Meeting of Shareholders would be held for each portfolio at the offices of the Fund on March 30, 2007. 100% of the outstanding shares of each Portfolio were voted at their respective meetings. A brief description of the matters voted upon as well as the voting results of the aforementioned meetings are outlined as follows:


Proposal for Capital Opportunities Portfolio:

To approve the Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the Capital Opportunities Portfolio by the Main Street Core Portfolio in exchange for shares of the Main Street Core Portfolio.



			       Votes For 		      Votes Against
Portfolio 		Number 		Percent* 	Number 		Percent*

Capital Opportunities 	7,261,465.76	93.85% 		116,206.24 	1.50%


					Total
					Outstanding
Abstentions				Shares

Number 		Percent* 		Number

359,525.14 	4.65% 			7,737,197.14




Proposal for Concentrated Growth Portfolio:

To approve the Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the Concentrated Growth Portfolio by the Equity Portfolio in exchange for shares of the Equity Portfolio.


				Votes For 		      Votes Against
Portfolio 		Number 		Percent* 	Number 		Percent*

Concentrated Growth  	8,303,543.20	92.80		151,458.37 	1.69%


					Total
					Outstanding
Abstentions				Shares

Number 		Percent* 		Number
492,613.79	5.51%			8,947,615.36





* Based on total shares outstanding